Exhibit 99.1

10758 W. Centennial Rd. Suite 200 Littleton, CO 80127 Phone: 720.981.4588 Fax: 720.981.5643 www.ur-energy.com

Press Release

Ur-Energy Releases Amended
Preliminary Assessment on Lost Creek

Littleton, Colorado (February 25, 2011) – Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) announces that it has released an amended Preliminary Assessment in accordance with National Instrument 43-101 for the Company’s Lost Creek project located in Sweetwater County, Wyoming as required by the Ontario Securities Commission.

The Preliminary Assessment of the Lost Creek project, initially prepared in 2008 by Lyntek Incorporated (“Lyntek”), is being re-released in amended form following a review of the Preliminary Assessment by the Ontario Securities Commission, which required the correction of certain deficiencies under the National Instrument. When prepared in 2008, the Preliminary Assessment relied upon an earlier resource estimate, prepared by C. Stewart Wallis (Technical Report on the Lost Creek Project, Wyoming, June 15, 2006)(the “2006 Report”).  Mr. Wallis is also the author of an earlier Technical Report on the Lost Creek project that reviewed historical data:  Technical Report on the Great Divide Basin Uranium Properties, Wyoming (June 15, 2005, as revised October 20, 2005).

Mr. Wallis is now co-author of the “Amended NI 43-101 Preliminary Assessment for the Lost Creek Project, Sweetwater County, Wyoming (dated April 2, 2008, as amended February 25, 2011)”(the “Amended Report”), with Lyntek, and he has analyzed certain drill data from the project generated by the Company between June 2006 - March 2008, which was not previously included in the report.  Mr. Wallis’s analysis of that drill data is now contained within the Amended Report. See Item 11, and Table 11.1 Amended Report.

The addition of drill results from drilling completed between June 2006 – March 2008 results in the following resource estimate information (Table 17.1 Amended Report):

Resource Classification	Tons Millions	Mineralized Zone Average Thickness (Ft.)	Grade %U3O8	Pounds U3O8 Millions
Indicated	8.6	20.2	0.053	9.2
Inferred	0.5	11.4	0.066	0.7

Compared to the original 2006 resource estimate, shown below, the indicated in-situ pounds and the inferred in-situ pounds have decreased by 6% and 4%, respectively.

Resource Classification	Tons Millions	Mineralized Zone Average Thickness (Ft.)	Grade %U3O8	Pounds U3O8 Millions
Indicated	8.5	19.5	0.058	9.8
Inferred	0.7	9.6	0.076	1.1

Terminology in the report (e.g., use of “ore,” “reserve”) was amended to more correctly reflect the nature of the mineral resource (e.g., “mineralization” and “resource”) at Lost Creek. Several items in the report which previously had relied upon and made reference to the 2006 Report have been amended to include independent analysis.  See Items 11-15 Amended Report.  There is also clarification provided as to reliance on other experts in the Amended Report.  See Item 17 Amended Report; see also Item 23 Amended Report.  Mr. Kyle, Vice President of Lyntek, and co-author, has conducted an additional site visit in connection with the preparation of the Amended

Preliminary Assessment to verify the drilling program.  See Item 2 Amended Report.  Additional detail has been added to Item 20 of the Amended Report to provide specific budget recommendations.

The purpose of the technical report remains as an independent analysis of the potential economic viability of the mineral resources of Lost Creek.  Lyntek has evaluated the change in the economics due to the resource reduction and confirms  the economic viability of the mineral resource at Lost Creek at prices above US$40/lb U3O8  and affirms this in the Amended Report.  The amended analysis performed by Lyntek results in an approximate 6% decrease in anticipated production from six mine units (6.5 million to 6.1 million pounds).  See Item 1 Amended Report

The full report titled “Amended NI-43-101 Preliminary Assessment for the Lost Creek Project, Sweetwater County, Wyoming (dated April 2, 2008, as amended February 25, 2011)” is available on the Company’s profile on SEDAR (www.sedar.com).

W. William Boberg, President and CEO of the Company, a Professional Geologist, and Qualified Person as defined by National Instrument 43-101, supervised the preparation of and reviewed the technical information contained in this release.  Messrs. John I. Kyle, PE, and C. Stewart Wallis, P.Geo., also have reviewed this release.

About Ur-Energy

Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production.  Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director Public Relations	Bill Boberg, President and CEO
303-269-7707	303-269-7755
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future, including the timetables at Lost Creek, sufficiency of cash to fund capital requirements, receipt of and related timing of all necessary permits, licenses and authorizations to proceed, the anticipated completion of mine planning and permitting activities and production, the anticipated construction and capacity of an in situ uranium processing facility at Lost Creek and the sustainability and timeline of Lost Creek production. These statements are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, whether the proposed offering is successful, whether required approvals are received, disruptions in the financial markets, changes in the anticipated or actual use of proceeds, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development, inability to obtain financing required to complete its projects on acceptable terms or at all and other factors. There can be no assurance that forward looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future, except as required by applicable securities laws..  Additional risks relating to Ur-Energy may be found in the current and periodic reports filed by Ur-Energy with Canadian securities regulatory authorities on www.sedar.com and the SEC at http://www.sec.gov/edgar.shtml.